SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Ferroglobe Confirms Final Determinations in Antidumping and Countervailing Duty Investigations

LONDON, Mar. 2, 2018 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company") welcomes the Department of Commerce's ("DOC") final determinations in the U.S. antidumping and countervailing duty actions against silicon metal imports from Australia, Brazil, Kazakhstan, and Norway.
The DOC initiated its investigations in response to a petition filed by Globe Specialty Metals, Inc., a subsidiary of Ferroglobe, alleging that the imports from Australia, Brazil, and Norway were being dumped (sold at unfairly low import prices) and that the imports from Australia, Brazil, and Kazakhstan were being unfairly subsidized.
The DOC issued affirmative antidumping determinations covering the imports from Australia, Brazil, and Norway with the following duty rates (compared to the preliminary rates issued in October 2017):
Country	Producer	Final Duty Rate	Preliminary Duty Rate
Australia	Simcoa:	51.28%	20.79%
	All others:	41.73%	20.79%
Brazil	Palmyra:	68.97%	56.78%
	LIASA:	134.92%	134.92%
	All others:	68.97%	56.78%
Norway	Elkem:	3.22%	3.74%
	All others:	3.22%	3.74%

The DOC also issued affirmative countervailing duty determinations covering the imports from Australia, Brazil, and Kazakhstan, with the following duty rates:
Country	Producer	Final Duty Rate	Preliminary Duty Rate
Australia	Simcoa:	14.78%	16.23%
	All others:	14.78%	16.23%
Brazil	Palmyra:	2.44%	3.69%
	LIASA:	52.51%	52.07%
	All others:	2.44%	3.69%
Kazakhstan	Tau Ken Temir:	100.00%	120.00%
	All others:	100.00%	120.00%

The determinations are likely to be published next week.
On a combined basis, the cash deposit rates resulting from the combined antidumping and countervailing duty determinations are as follows:  Australia — Simcoa 66.06% and all other companies 56.51%;  Brazil — LIASA 186.00%, Palmyra — 71.31%, all other companies 71.31%; Kazakhstan — Tau-Ken Temir and all other companies 100%; Norway — Elkem and all other companies 3.22%.
Based on official United States import data for 2017, more than 70% of silicon metal imports into the U.S. are covered by these determinations.
The last step in the case will be the U.S. International Trade Commission's final injury determination.  The Commission vote is currently scheduled for March 23, 2018.
Ferroglobe's Executive Chairman, Javier López Madrid, commented, "We welcome the affirmative final determinations issued by the Department of Commerce and we appreciate their dedicated work on these investigations. These determinations will help ensure that silicon metal imports from Australia, Brazil, Kazakhstan, and Norway will be sold in the United States at fair prices.  We remain committed to protecting our operations and workers in the U.S. so that we can compete with foreign producers on a level playing field."

The DOC's statement regarding the final determinations will be published at: https://www.commerce.gov/news/press-releases

About Ferroglobe
Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.
Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.
Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.
All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 209 8581 UK: +44 (0) 7828 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2018
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)